UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-170734

 SquareTwo Financial Corporation
(Exact name of registrant as specified in its charter)

4340 South Monaco Street, Second Floor Denver, Colorado 80237	303-296-3345
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
11.625% Senior Second Lien Notes due 2017
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one (1).

Pursuant to the requirements of the Securities Exchange Act of 1934, SquareTwo Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 16, 2016	By:	/s/ Paul A. Larkins
Paul A. Larkins
President and Chief Executive Officer
(Principal Executive Officer)